Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-281019

PacifiCorp

Final Term Sheet

March 18, 2025

7.375% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2055

This issuer free writing prospectus relates only to the securities described below and should be read together with PacifiCorp’s preliminary prospectus supplement dated March 18, 2025 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated July 25, 2024 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	PacifiCorp (the “Company”)
Expected Ratings*:	Baa2 (Stable) by Moody’s Investors Service, Inc. BBB- (Negative) by S&P Global Ratings
Trade Date:	March 18, 2025
Settlement Date:

March 20, 2025 (T+2)

We expect that delivery of the notes will be made against payment therefor on or about March 20, 2025, which will be the second business day following the date hereof. This settlement cycle is referred to as “T+2.” Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the date that is one business day preceding the settlement date should consult their own advisors.

Securities Offered:	7.375% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2055 (the “notes”)
Aggregate Principal Amount Offered:	$850,000,000
Maturity:	September 15, 2055
Price to Public:	100.000% of the principal amount, plus accrued interest, if any.
Net Proceeds (before expenses):	$841,500,000

Interest Rate:

The notes will bear interest (i) from and including March 20, 2025 to, but excluding, September 15, 2030 (the “First Reset Date”) at the rate of 7.375% per annum and (ii) from and including the First Reset Date, during each Reset Period (as defined in the Preliminary Prospectus Supplement) at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement) plus a spread of 3.319%, to be reset on each Reset Date (as defined in the Preliminary Prospectus Supplement). However, the interest rate during any Reset Period will not reset below 7.375% per annum (which is the same interest rate as in effect from and including the original issue date to, but excluding, the First Reset Date).

For additional information and the definitions of the terms Reset Period, Five-year U.S. Treasury Rate, Reset Interest Determination Date and Reset Date, see “Description of the Notes—Interest Rate and Maturity” in the Preliminary Prospectus Supplement.

Interest Payment Dates:

March 15 and September 15 of each year, beginning on September 15, 2025 (each, an “interest payment date”) (subject to the Company’s right to defer interest payments as described under “Optional Interest Deferral” below).

Optional Interest Deferral:

So long as no event of default (as defined in the Preliminary Prospectus Supplement) with respect to the notes has occurred and is continuing, the Company may, at its option, defer interest payments on the notes, from time to time, for one or more Optional Deferral Periods (as defined in the Preliminary Prospectus Supplement) of up to 20 consecutive Interest Payment Periods (as defined in the Preliminary Prospectus Supplement) each, except that no such Optional Deferral Period may extend beyond the final maturity date of the notes or end on a day other than the day immediately preceding an interest payment date.

During any Optional Deferral Period, interest on the notes will continue to accrue at the then-applicable interest rate on the notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the notes). In addition, during any Optional Deferral Period interest on the deferred interest (“compound interest”) will accrue at the then-applicable interest rate on the notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the notes), compounded semi-annually, to the extent permitted by applicable law.

No interest will be due or payable on the notes during an Optional Deferral Period, except upon a redemption of any notes on any redemption date during such Optional Deferral Period (in which case all accrued and unpaid interest (including, to the extent permitted by applicable law, any compound interest) on the notes to be redeemed to, but excluding, such redemption date will be due and payable on such redemption date), or unless the principal of and interest on the notes shall have been declared due and payable as the result of an event of default with respect to the notes (in which case all accrued and unpaid interest, including, to the extent permitted by applicable law, any compound interest, on the notes shall become due and payable).

Before the end of any Optional Deferral Period that is shorter than 20 consecutive Interest Payment Periods, the Company may elect, at its option, to extend such Optional Deferral Period, so long as the entire Optional Deferral Period does not exceed 20 consecutive Interest Payment Periods or extend beyond the final maturity date of the notes. The Company may also elect, at its option, to shorten the length of any Optional Deferral Period. The Company cannot begin a new Optional Deferral Period until it has paid all accrued and unpaid interest (including, without limitation and to the extent permitted by applicable law, any compound interest) on the notes from any previous Optional Deferral Period.

For additional information and the definitions of the terms event of default, Optional Deferral Period and Interest Payment Period, see “Description of the Notes—Events of Default” and “Description of the Notes—Option to Defer Interest Payments” in the Preliminary Prospectus Supplement.

Optional Redemption Provisions:

The Company may redeem some or all of the notes, at its option, in whole or in part (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date, at a redemption price in cash equal to 100% of the principal amount of the notes being redeemed, plus, subject to the terms described in the first paragraph under “Description of the Notes— Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the notes to be redeemed to, but excluding, the redemption date.

The Company may at its option redeem the notes, in whole but not in part, for a period of 120 days following the occurrence of a Tax Event (as defined in the Preliminary Prospectus Supplement) at a redemption price in cash equal to 100% of the principal amount of the notes, plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the notes to, but excluding, the redemption date.

The Company may at its option redeem the notes, in whole but not in part, for a period of 120 days following the occurrence of a Rating Agency Event (as defined in the Preliminary Prospectus Supplement) at a redemption price in cash equal to 102% of the principal amount of the notes, plus, subject to the terms described in the first paragraph under “Description of the Notes— Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the notes to, but excluding, the redemption date.

For additional information and the definitions of the terms Tax Event and Rating Agency Event, see “Description of the Notes—Redemption” in the Preliminary Prospectus Supplement.

CUSIP Number:	695114 DF2
ISIN:	US695114DF26
Joint Book-Running Managers: Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

Wells Fargo Securities, LLC

BofA Securities, Inc.

nabSecurities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

BNY Mellon Capital Markets, LLC

CIBC World Markets Corp.

Huntington Securities, Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847; Citigroup Global Markets Inc. at 1-800-831-9146; J.P. Morgan Securities LLC collect at 1-212-834-4533; Mizuho Securities USA LLC at 1-866-271-7403; PNC Capital Markets LLC at 1-855-881-0697; and Wells Fargo Securities, LLC at 1-800-645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.